Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2012	2011	2012	2011

Income from continuing operations before income taxes	$156,488	$159,176	$315,179	$293,350
Add:
Interest expense (1)	50,995	50,742	101,501	102,559
Portion of rents representative of the interest factor	9,042	9,257	17,914	19,063
Amortization of capitalized interest	243	429	486	858
Income as adjusted	$216,768	$219,604	$435,080	$415,830

Fixed charges:
Interest expense (1)	$50,995	$50,742	$101,501	$102,559
Portion of rents representative of the interest factor	9,042	9,257	17,914	19,063
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,898	6,888	13,845	13,548
Total fixed charges	$66,935	$66,887	$133,260	$135,170
Ratio of earnings to fixed charges (2)	3.24	3.28	3.26	3.08

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.